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July 25, 2025	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Timothy Worthington

Re:

Comments on Post-Effective Amendment No. 62 under the Securities Act of 1933, as amended and Amendment No. 63 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 333-117134 and 811-21598) (the “Registration Statement”) of Putnam Target Date Funds (the “Registrant”), on behalf of Putnam Retirement Advantage 2070 Fund and Putnam Sustainable Retirement 2070 Fund (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2025 (the “Amendment”)

Dear Mr. Worthington:

This letter response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by teleconference on June 24, 2025, regarding the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. We understand that, unless otherwise specified, all comments provided were intended to apply globally to each Fund.

Comments

1.

Comment: In the annual fund operating expenses table, footnote b states that the expense reimbursement column “[r]eflects a contractual obligation of the Investment Manager (as defined below) to limit certain fund expenses through [November 30, 2027]. This obligation may be modified or discontinued only with approval of the Board of Trustees.” Please explain which expenses are contemplated by this statement.

Response: The Registrant respectfully notes that the current disclosure satisfies the requirements of Instruction 3(e) to Item 3 of Form N-1A, which requires the Registrant to disclose “the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.” General Instruction C.3(b) to Form N-1A does not allow any disclosures other than what is required or permitted in Items 2 through 8. Accordingly, the Registrant does not believe that any additional disclosure in footnote b is needed. The Registrant notes, however, that the Statement of Additional Information enumerates the expenses in the expense limitation arrangement for each Fund under “Fund-specific expense limitation” section, one example of which is reproduced below:

“Fund-specific expense limitation. The Investment Manager has contractually agreed to waive fees and/or reimburse expenses of the fund through at least November 30, 2026 in an amount equal to the fund’s acquired fund fees and expenses (i.e., the fees and expenses incurred by the fund as a result of its investments in the underlying funds). In addition, the Investment Manager has contractually agreed to waive fees and/or reimburse expenses of each class of shares of the fund through at least November 30, 2026 in an amount sufficient to result in total annual fund operating expenses for class A, C, R, R3, R4, R5, R6, and Y shares of the fund (exclusive of payments under the fund’s distribution plans, brokerage, interest, taxes, investment-related expenses, acquired fund fees and expenses, and extraordinary expenses) that equal 0.60%, 0.60%, 0.75%, 0.75%, 0.75%, 0.60%, 0.50%, and 0.60%, respectively, of the fund’s average net assets. These obligations may be modified or discontinued only with the approval of the Board of Trustees. Please see “Management—The Management Contract—General expense limitation” in Part II of this SAI for a description of another expense limitation that may apply to the fund.”

2.

Comment: In Putnam Sustainable Retirement 2070 Fund’s 35d-1 policy disclosure appearing in the second paragraph of “Investments” subsection under the “Investments, risks, and performance” section, the disclosure states that “Under normal circumstances, the fund will invest in underlying funds…such that, in the aggregate, it has indirect exposure to investments that meet each underlying fund’s respective sustainability or ESG criteria and that represent at least 80% of the value of its net assets.” Please include disclosure that makes clear that borrowings are contemplated in the calculation for purposes of the 80% investment policy.

Response: The Registrant will include the bolded and underlined language below. The full text of the Fund’s 80% test and related explanatory language are provided for reference:

“Under normal circumstances, the fund will invest in underlying funds (which, for purposes of this policy, include money market mutual funds advised by the Investment Manager or its affiliates) such that, in the aggregate, it has indirect exposure to investments that meet each underlying fund’s respective sustainability or ESG criteria and that represent at least 80% of the value of its net assets. This policy is non-fundamental and may be changed only after 60 days’ notice to shareholders. For purposes of the fund’s 80% policy, net assets include the amount of any borrowings for investment purposes. The Investment Manager may not apply ESG or sustainability criteria to investments that are not subject to the fund’s 80% policy, and such investments may not meet the applicable ESG or sustainability criteria. Through its investments in underlying funds, the fund makes use of a range of ESG- and sustainability- oriented investment strategies and invests across a variety of asset classes. The ESG or sustainability criteria will differ across the underlying funds. These differences may arise both from differences in the underlying funds’ asset classes (such as the characteristics of non-U.S. versus U.S. issuers, or the structural differences (e.g., position in the capital structure) between equity and fixed-income investments) as well as from different managers’ styles. In implementing an underlying fund’s investment strategy, the portfolio managers of the underlying fund may apply and weigh different ESG criteria differently than the portfolio managers of the other underlying funds. There are also expected to be differences in how the portfolio managers of the underlying funds source ESG-related or sustainability-oriented research (e.g., proprietary versus third-party research) and/or their approach to selecting companies based on ESG or sustainability criteria.”

3.

Comment: For Putnam Sustainable Retirement 2070 Fund, please disclose, if accurate, that the Fund is not focused on one particular ESG factor over another in its selection of underlying funds and neither do any of the underlying funds themselves.

Response: The Registrant notes that the relative weightings that an underlying fund’s managers ascribe to ESG factors are not constant and may change over time, and, therefore, declines to add a specific statement that an underlying fund’s managers do not emphasize one ESG factor over another when selecting individual securities. With respect to the Funds’ portfolio managers’ selection of underlying funds for investment, the Registrant notes that, while the Funds’ predetermined glide path, as disclosed in the prospectus, generally drives allocations to the underlying funds, the Funds’ managers may also consider the ESG weightings of an underlying fund as part of the overall investment decision. Because these considerations and weightings will vary over time, the Registrant respectfully declines to add the requested disclosure.

4.

Comment: For Putnam Sustainable Retirement 2070 Fund, please clarify, if accurate, that the allocation to each underlying fund is based on asset class and not ESG factors and/or weighting or scoring of ESG factors.

Response: The Registrant notes that, as discussed in the previous response, while the Funds’ predetermined glide path, as disclosed in the prospectus, generally drives allocations to the underlying funds, the Funds’ managers reserve the right to also consider the ESG weightings of an underlying fund as part of the overall investment decision. The Registrant, therefore, respectfully declines to add the requested disclosure.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.